Exhibit 99.2

10b5-1/10b-18 PURCHASE PLAN AGREEMENT

June 26, 2024

Meihua International Medical Technologies Co., Ltd.

Attn: Xin Wang, Chief Executive Officer

88 Tongda Road, Touqiao Town, Guangling District

Yangzhou, China 2250000

This letter agreement (this “Letter Agreement”) confirms the terms and conditions under which Meihua International Medical Technologies Co., Ltd., a Cayman Islands limited company (the “Purchaser”), hereby establishes a plan (the “Plan”) to purchase Ordinary Shares (the “Securities” or “ADS”) of the Purchaser itself, and under which TIGER BROKERS (NZ) LIMITED (“TBNZ”) will act as its exclusive agent to execute the Plan.

1.	Appointment of TBNZ. The Purchaser hereby appoints TBNZ as its exclusive agent to purchase Securities pursuant to the Plan. It is the Purchaser’s intention that such purchases benefit from the safe harbor provided by Rule 10b-18 (“Rule 10b-18”) and the affirmative defense provided by Rule 10b5-1 (“Rule 10b5-1”) each promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the Plan and the transactions contemplated hereby comply with the requirements of paragraph (c)(1)(i)(B) of Rule 10b5-1. Accordingly, the Purchaser hereby agrees that the terms of this Letter Agreement and the Plan shall be interpreted to comply with the requirements of such paragraph (c)(1)(i)(B). TBNZ agrees that it shall use good faith efforts to execute all purchases of Securities under this Letter Agreement in accordance with the timing, price and volume restrictions contained in subparagraphs (2), (3) and (4) of paragraph (b) of Rule 10b-18, taking into account the rules and practices of the principal exchange on which the Securities are traded (the “Principal Market”), it being understood that TBNZ shall not be responsible for delays between the execution and reporting of a trade in the Securities, any reporting errors of the Principal Market or third party reporting systems or other circumstances beyond TBNZ’s control.

2.	Term.

(a)	TBNZ is authorized to commence purchasing Securities on July 1, 2024 (the “Start Date”) and shall continue such purchases on each of the operative dates set forth in Annex A, herein, when the Principal Market is open for business and the Securities trade regular way on the Principal Market (each a “Purchaser Trading Day”). This Letter Agreement and the Plan shall terminate upon the earliest of (the period from and including the Start Date to such termination, the “Plan Period” “Purchase Period”):

(i)	the 6 months anniversary of the date Start Date;

(ii)	the completion of all purchases contemplated by the Plan;

(iii)	subject to Section 12 below, the receipt by either party from the other of written notice of termination;

(iv)	the existence of any legal or regulatory restriction that would prohibit any purchase pursuant to the Plan;

(v)	the public announcement (as defined in Rule 165(f) under the Securities Act of 1933, as amended) of any merger, acquisition, or similar transaction relating to the Purchaser (other than any such transaction in which the Purchaser is the acquiring party and the consideration consists solely of cash and there is no valuation period);

(vi)	the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Purchaser under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official with respect to the Purchaser, or the taking of any corporate action by the Purchaser to authorize or commence any of the foregoing; and

(vii)	the failure of the Purchaser to comply with Section 7 hereof.

(b)	If, as contemplated by paragraph (a)(iv) of this Section 2, at any time during the term of this Letter Agreement, any legal or regulatory restriction that is applicable to the Purchaser or its affiliates would prohibit any purchase pursuant to the Plan, the Purchaser shall give TBNZ notice of such restriction as soon as practicable (such notice, a “Required Termination Notice”). Such notice shall not include any information about the nature of the restriction or its applicability to the relevant entity.

(c)	The Purchaser shall be solely responsible for any purchases made by TBNZ as the Purchaser’s agent prior to the termination of the Plan. In addition, if TBNZ receives notice of termination (including any Required Termination Notice) or of any of the termination events listed above, TBNZ shall nevertheless be entitled to make, and the Purchaser shall be solely responsible for, a purchase hereunder pursuant to a bid made before such notice was received by TBNZ.

(d)	Sections 7 and 11 of this Letter Agreement shall survive any termination hereof.

3.	Purchases Outside Plan. The Purchaser agrees that it shall not, and represents and warrants to TBNZ that all of its “affiliated purchasers” (as defined in Rule 10b-18) have agreed with the Purchaser that they shall not (i) directly or indirectly purchase, offer to purchase or place any bid or limit order for the purchase of any Securities or any securities convertible or exchangeable into or exercisable for, or the value of which is derived from, the Securities on a Purchaser Trading Day except under the Plan pursuant to this Letter Agreement, or (ii) enter into any similar purchase plan or any derivative transaction, accelerated share repurchase transaction or other transaction with a purchase period, valuation period, calculation period or similar period during which the Purchaser’s or such “affiliated purchaser’s” (as defined in Rule 10b-18), as the case may be, counterparty to such plan or transaction could reasonably be expected to purchase Securities, which period overlaps with a Purchaser Trading Day. If the Purchaser becomes aware that any “affiliated purchaser” (as defined in Rule 10b-18) of the Purchaser itself has taken any such action during the Plan Period, the Purchaser shall so notify TBNZ as soon as practicable.

4.	Purchasing Procedures.

(a) On each Purchaser Trading Day during the Plan Period on which no Market Disruption Event (as defined below) occurs, TBNZ shall use commercially reasonable efforts to purchase as agent for the Purchaser and for the account of the Purchaser the lesser of (i) the maximum number of Securities that the Purchaser could purchase on such Purchaser Trading Day in accordance with the volume condition set forth in Rule 10b-18 and (ii) the number of Securities that TBNZ is able, subject to market conditions and principles of best execution, to purchase as agent for the Purchaser and for the account of the Purchaser on such Purchaser Trading Day using commercially reasonable means in accordance with the Plan guidelines set forth in Annex A hereto. TBNZ may purchase Securities on the Principal Market, any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. Any numbers of Securities to be purchased (and any corresponding purchase price limits or ranges) set forth in Annex A shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Securities or any change in capitalization with respect to the Purchaser or any similar event that occurs during the term of this Letter Agreement, as determined by TBNZ in good faith and a commercially reasonable manner.

“Market Disruption Event” means that (i) there occurs any material (as reasonably determined by TBNZ) suspension of or limitation on trading by the Principal Market, (ii) there occurs any event that materially (as reasonably determined by TBNZ) disrupts or impairs the ability of market participants in general to effect transactions in or obtain market values for the Securities or futures or options contracts on the Securities or (iii) the Principal Market closes prior to its scheduled closing time for such trading day.

(b) In the event that TBNZ, in its discretion, determines that it is appropriate with regard to any legal, regulatory or self-regulatory requirements or related internal policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by TBNZ) for TBNZ to refrain from purchasing Securities or to purchase fewer than the number of Securities otherwise specified in the instructions provided by the Purchaser on any Purchaser Trading Day, then TBNZ may, in its sole discretion, elect that the number of Securities purchased shall be reduced for such day to an amount determined by TBNZ in its discretion.

(c) Any Securities purchased pursuant to the Plan shall be purchased under ordinary principles of best execution at the then-prevailing market price. Subject to the terms of the Plan as set forth herein (including Annex A hereto), TBNZ shall have full discretion with respect to the execution of all purchases, and the Purchaser acknowledges and agrees that the Purchaser does not have, and shall not attempt to exercise, any influence over how, when or whether purchases of Securities are effected pursuant to the Plan. The Purchaser acknowledges and agrees that, in purchasing Securities pursuant to the Plan, TBNZ will be an independent contractor and will not be acting as the Purchaser’s trustee or fiduciary or in any similar capacity.

5.	Payment for and Delivery of Purchased Securities. Payment for Securities purchased, together with any applicable fees and commissions, shall be deducted by TBNZ from the Purchaser’s pre-deposit in the account to be established for the purpose of effecting repurchases on behalf of the Purchaser.

6.	Compensation. For the services provided in this Letter Agreement, the Purchaser agrees to pay to TBNZ a fee of $[0.01186] per share, subject to a minimum fee of $[2.99] per order, for the Securities purchased pursuant to the terms of this Letter Agreement.

7.	Representations, Warranties and Agreements. The Purchaser represents and warrants to, and agrees with, TBNZ as follows:

(a) This Letter Agreement and the transactions contemplated herein have been approved, to the extent required, pursuant to or under any and all applicable policies and procedures of the Purchaser applicable to purchases of Securities by the Purchaser itself; this Letter Agreement is the valid and binding agreement of the Purchaser, enforceable in accordance with its terms; performance of the transactions contemplated herein will not violate any law, rule, regulation, order, judgment or decree applicable to the Purchaser or conflict with or result in a breach of or constitute a default under any agreement or instrument to which the Purchaser is a party or by which it or any of its property is bound; and no governmental, administrative or official consent, approval, authorization, notice or filing is required for performance of the transactions contemplated herein.

(b) As of the date of this Letter Agreement, the Purchaser is not aware of any material nonpublic information concerning the Securities or the business, operations or prospects of the Purchaser itself.

(c) The Purchaser is engaging TBNZ and entering into this Letter Agreement and the Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws, including, without limitation, Rule 10b-5 under the Exchange Act. Until this Letter Agreement is terminated, the Purchaser agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the Securities. The Purchaser guarantees and confirms that (1) the trading (if any) of the Purchaser’s securities accounts for the Purchaser’s share incentive plans (the “Securities Accounts”) (if any) follows on the instructions of any person who has been granted an award pursuant to the share incentive plans adopted by the Purchaser (“Participants”) or the Participants’ authorized persons rather than Purchaser’s own instructions and (2) the trading (if any) of the Securities Accounts (if any) is on behalf of the Participants rather than the Purchaser during the Purchase Period.

(d) The Purchaser is not entering into this Letter Agreement to create actual or apparent trading activity in the Securities (or any security convertible into or exchangeable for the Securities) or to raise or depress the price of the Securities (or any security convertible into or exchangeable for the Securities) for the purpose of inducing others to buy or sell Securities, and will not engage in any other securities or derivative transaction to such ends.

(e) During the term of this Letter Agreement, the Purchaser shall not, directly or indirectly, disclose to any person at TBNZ effecting purchases under the Plan any material nonpublic information regarding the Purchaser itself or the Securities or any information regarding the Purchaser itself or the Securities that could reasonably be expected to influence the execution of the Plan.

(f) The Purchaser acknowledges that TBNZ is a “financial institution” and “financial participant” within the meaning of Sections 101(22) and 101(22A), respectively, of Title 11 of the United States Code (the “Bankruptcy Code”). The parties hereto further agree and acknowledge that each transaction under this Letter Agreement is intended to be a “securities contract” as defined in Section 741(7) of the Bankruptcy Code and each payment or delivery of cash, Securities or other property or assets hereunder is a “settlement payment” within the meaning of Section 741(8) of the Bankruptcy Code, and the parties hereto are to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(27), 362(o), 546(e), 546(j), 555 and 561 of the Bankruptcy Code.

(g) Prior to 8:00 a.m., New York City time on the Start Date, the Purchaser shall provide to TBNZ all information, including without limitation publicly reported trading volumes, necessary for TBNZ to calculate the maximum number of Securities that may be purchased as of the Start Date in accordance with the volume condition set forth in Rule 10b-18, and TBNZ shall be entitled to rely on such information so provided.

(h) The Purchaser agrees, and represents and warrants to TBNZ that the Purchaser’s respective affiliates and agents, has agreed with the Purchaser, (i) that no action shall be taken that would cause Regulation M under the Exchange Act (“Regulation M”) to be applicable to any purchases of Securities, or any security for which the Securities are a reference security (as defined in Regulation M), by the Purchaser or any other affiliated purchasers (as defined in Regulation M) of the Purchaser during the Plan Period; and (ii) that no action shall be taken, or permitted by the Purchaser to be taken, that could jeopardize the availability of Rule 10b-18 for purchases of Securities under the Plan or result in such purchases not so complying with the requirements of paragraph (c)(1)(i)(B) of Rule 10b5-1.

(i) The Purchaser shall be solely responsible for compliance with all statutes, rules and regulations applicable to the Purchaser and the transactions contemplated hereby, including, without limitation, reporting and filing requirements. The Purchaser acknowledges and agrees that it is not relying, and has not relied, upon TBNZ or any affiliate of TBNZ with respect to the legal, accounting, tax or other implications of the Plan and the transactions contemplated thereby and that it has conducted its own analyses of the legal, accounting, tax and other implications hereof.

(j) The Purchaser acknowledges ad agrees that TBNZ shall impose trading restrictions on the account of the Purchaser for the Plan and TBNZ shall not be responsible for any loss incurred as a result of or arising from such restrictions.

TBNZ has made no representation and has no obligation with respect to whether the Plan or the transactions contemplated thereunder qualify for the safe harbor provided by Rule 10b-18 or the affirmative defense provided by Rule 10b5-1.

8.	Disclosure of Acquisition Program. The Purchaser represents and warrants that it has publicly disclosed its intention to acquire the Securities.

9.	Other Purchases by TBNZ. Nothing herein shall preclude the purchase by TBNZ of Securities for TBNZ’s own account, or the solicitation or execution of purchase or sale orders of Securities for the account of TBNZ’s clients.

10.	Indemnification. The Purchaser shall indemnify TBNZ and its affiliates against any liabilities or expenses (including attorney’s fees and disbursements), or actions in respect of any liabilities or expenses, arising from the services furnished pursuant to this Letter Agreement including, but not limited to, liabilities and expenses arising by reason of any violation or alleged violation of any state or federal securities laws, except to the extent such liabilities or expenses result from the gross negligence or bad faith of TBNZ or its affiliates. The Purchaser shall also promptly reimburse TBNZ and its affiliates for all expenditures (including attorney’s fees and disbursements) made to investigate, prepare or defend any action or claim in respect of any such liability or expense, regardless of whether any litigation is pending or threatened against TBNZ or its affiliates.

11.	Amendment, Modification, Waiver or Termination. Any amendment, modification, waiver or termination of this Letter Agreement or the Plan, including without limitation any election by the Purchaser to terminate this Letter Agreement or the Plan, must be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in paragraph (c) of Rule 10b5-1, and only with TBNZ’s written consent. Without limiting the generality of the foregoing, any such amendment, modification or waiver shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act, and no such amendment, modification, waiver or termination shall be made at any time at which the Purchaser is aware of any material nonpublic information concerning the Purchaser itself or the Securities. The Purchaser will be deemed to repeat its representations in Section 7 at the time of such amendment, modification, or waiver. The Purchaser acknowledges and agrees that any action taken by it that results in the termination of the Plan pursuant to Section 2 is subject to the principles set forth in this section. The Purchaser’s payment obligation under Section 6 hereof in respect of any Securities purchased prior to any termination of this Letter Agreement shall survive any such termination.

12.	Notices. Any written communication shall be sent to the address specified below: and shall become effective upon receipt:

(a)	if to TBNZ, to it at

TIGER BROKERS (NZ) LIMITED

Level 27,151 Queen Street

Auckland Central, Auckland 1010

Attention: Chaofan Zhang

Telephone: +86 185 1392 2284

or at such other address as may from time to time be designated by notice to the Purchaser in writing; and

(b)	if to the Purchaser, to it at

Meihua International Medical Technologies Co., Ltd.

88 Tongda Road, Taoqiao Town, Guangling District

Yangzhou, China 225000

Attention: Yongjun Liu

Telephone: +86-13905273399

or at such other address as may from time to time be designated by notice to TBNZ in writing.

13.	Assignment. Neither party may assign its rights and obligations under this Letter Agreement to any other party; provided that TBNZ may assign its rights and obligations under this Letter Agreement to any subsidiary of UP Fintech Holding Limited, as permitted under applicable laws.

14.	Governing Law. This Letter Agreement and any claim relating hereto shall be governed by and construed in accordance with the laws of the State of New York. The parties hereto irrevocably submit to the non-exclusive jurisdiction of the Federal and state courts located in the Borough of Manhattan, in the City of New York in any suit or proceeding arising our of or relating to this Letter Agreement or the transactions contemplated hereby. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUR OF OR RELATING TO THIS LITTER AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

15.	This Letter Agreement (including any annexes, exhibits, or appendices) along with the framework agreement dated June 26, 2024 (“Framework Agreement”) constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes any previous agreements, understandings, proposals or promises with respect thereto, whether written, oral or otherwise. In the event of a conflict between the terms and conditions of this Letter Agreement and the terms and conditions of the Framework Agreement, the terms and conditions of this Letter Agreement shall govern.

16.	This Letter Agreement may be executed in two or more counterparts and by facsimile signature.

If the foregoing correctly sets forth our agreement, please sign the form of acceptance below.

TIGER BROKERS (NZ) LIMITED

By:	/s/ Vincent Cheung
	Name:	Vincent Cheung
	Title:	CEO

Agreed to and accepted as of: June 26, 2024

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Yongjun Liu
	Name:	Yongjiu Liu
	Title:	Chairman

ANNEX A (version 1)

The Purchaser hereby authorize TBNZ to use its Tiger account [   ] for purchases and relevant operations under the Plan according to the specifics in Annex A of this Letter Agreement.

The Purchaser shall send the complete operating specifics of the Plan (including, at least, the purchase period, daily share cap and maximum purchase price) to TBNZ. Communications contemplated herein shall be sent from/to the email address specified below:

TBNZ:	The Purchaser:
[email address]	[email address]

Upon TBNZ’s receipt of the complete operating specifics (or if the operating specifics was sent in several emails, upon TBNZ’s receipt of the last email that completes the operating specifics), the complete operating specifics shall be deemed to be incorporated into Annex A of this Letter Agreement, and take effect from such incorporation, provided that such complete instructions are sent during the Purchaser’s trading window period (determined pursuant to the Purchaser’s insider trading policies).